1030997

02016441

2-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

First Filing for the month of February 2002

G. WILLI-FOOD INTERNATIONAL LTD.

(Translation of registrant's name in English)

3 Nahal Snir St., Yavne, Israel 81224
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X FORM 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES _ NO X

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On February 22, 2001, G. Willi-Food International Ltd. (the "Registrant") announced its audited financial results for the fourth quarter and for the year of 2001.

Exhibits

The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated February 22, 2002.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
(Registrant)

Dated: February 22, 2002

By: ______________________
Name: Joseph Williger
Title: Cheif Executive Officer

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: February 22, 2002

By: ________________________
Name: Joseph Williger
Title: Cheif Executive Officer

G. WILLI-FOOD INTERNATIONAL LTD ANNOUNCES RESULTS FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED DECEMBER 31, 2001

NET INCOME INCREASE OF 4.8% ON SALES DECREASE OF 1%

Tel-Aviv, Israel, February 22, 2002.

G. Willi-Food International Ltd. (NASDAQ: WILCF) today reported its audited financial results for the fourth quarter and twelve months ended December 31, 2001.

Total sales for the twelve months ended December 31, 2001, decreased by 1% to NIS 127,307,000 (US$ 28,829,000) from NIS 128,629,000 (US$ 29,128,000) for the same period in 2000.

Gross profit for the twelve months ended December 31, 2001, increased by 2.6% to NIS 28,774,000 (US$ 6,516,000) from NIS 28,063,000 (US$ 6,355,000) for the same period in 2000. The gross profit represents 22.6% of the total sales for the twelve months ended December 31, 2001 in compare to 21.8% for the same period in 2000. The gross profit as a percentage of sales in the fourth quarter is 11.3% in compare to 9.0% for the same period in 2000.

Operating income for the twelve months ended December 31, 2001 increased by 1% to NIS 10,539,000 (US$ 2,386,000) from NIS 10,440,000 (US$ 2,364,000) for the same period in 2000.

Net income for the twelve months ended December 31, 2001 increased by 4.8% to NIS 8,260,000 (US$ 1,870,000) from NIS 7,879,000 (US$ 1,784,000) for the same period in 2000.

The basic earnings per share for the twelve months ended December 31, 2001 increased by 4.8% to NIS 1.93 (US$ 0.44) from NIS 1.84 (US$ 0.42) for the same period in 2000.

G. Willi-Food International Ltd., is engaged in the import, marketing and distribution of over 400 food products, including canned vegetables, pickled olives and other pickled vegetables, packaged fruit, canned and frozen fish, edible oil, dried fruit and nuts, coffee creamers, jams, halva, pasta, tahini, butter cookies and pastries, certain dairy products and certain frozen or chilled products. The company believes that it is one of the leading importers in Israel of such a broad range of imported food products. The company sells products with widespread demand in the Israeli marketplace, as well as products that cater to more select groups.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,		
	2001	2000	2001 (*)
	NIS	NIS	US$
	(in thousands)		(in thousands)
ASSETS			
Current assets			
Cash and cash equivalents	24,676	27,368	5,588
Marketable securities	14,251	1,159	3,227
Trade accounts receivable	22,804	30,143	5,164
Other receivables and prepaid expenses	4,739	1,929	1,073
Inventories	19,302	10,696	4,371
Total current assets	85,772	71,295	19,423
Property and equipment			
Cost	6,052	5,059	1,370
Less - Accumulated depreciation and Amortization	3,199	2,428	724
	2,853	2,631	646
Other assets, net	8	231	2
	88,633	74,157	20,071
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short term bank credit	2,155	-	488
Trade accounts payable	14,524	10,286	3,289
Due to related parties	1,243	1,091	281
Other payables and accrued expenses	2,305	2,666	522
Total current liabilities	20,227	14,043	4,580
Accrued severance pay, net	153	121	35
Commitments and contingent liabilities			
Shareholders' equity			
Share capital:			
Ordinary shares of NIS 0.10 par value (authorized - 10,000,000 shares, issued and outstanding - 4,277,500 shares at December 31, 2001 and 2000)	492	492	112
Additional paid-in capital	18,857	18,857	4,270
Retained earnings	48,904	40,644	11,074
	68,253	59,993	15,456
	88,633	74,157	20,071

(*) Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			
	2001	2000	1999	2001 (*)
	NIS	NIS	NIS	US$
	(in thousands, except share data)			(in thousands, except share data)
Sales	127,307	128,629	131,964	28,829
Cost of sales	98,533	(**)100,566	(**)104,928	22,313
Gross profit	28,774	28,063	27,036	6,516
Operating expenses:				
Sales and marketing	9,570	(**) 9,158	(**) 6,948	2,167
General and administrative	8,665	8,465	8,401	1,963
Total operating expenses	18,235	17,623	15,349	4,130
Operating income	10,539	10,440	11,687	2,386
Financial income, net	1,725	1,487	566	391
Other income (expenses), net	-	24	(50)	-
Income before taxes on income	12,264	11,951	12,203	2,777
Taxes on income	4,004	4,072	4,320	907
Net income	8,260	7,879	7,883	1,870
Earnings per share data:				
Basic earnings per share	1.93	1.84	1.90	0.44
Shares used in computing basic earnings per ordinary share	4,277,500	4,277,500	4,147,500	4,277,500
Diluted earnings per share	1.93	1.84	1.84	0.44
Shares used in computing diluted earnings per ordinary share	4,277,500	4,277,500	4,277,500	4,277,500

(*) Convenience translation into U.S. dollars.

(**) Reclassified